UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NetSuite Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

64118Q107

(CUSIP Number)

Copies to:

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118Q107	13D	Page 2

1	NAMES OF REPORTING PERSONS ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 (see Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 (see Item 4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64118Q107	13D	Page 3

1	NAMES OF REPORTING PERSONS OC ACQUISITION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 (see Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 (see Item 4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64118Q107	13D	Page 4

1	NAMES OF REPORTING PERSONS NAPA ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 (see Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 (see Item 4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 2 to Schedule 13D (this “Amendment) relates to the Common Stock, par value $0.01 per share (the “Shares”) of NetSuite Inc., a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on August 12, 2016 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed on September 27, 2016 (“Amendment No. 1” and, together with the Original 13D and this Amendment, the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

On November 7, 2016, Oracle, OC and Merger Subsidiary completed the transactions contemplated by the Agreement and Plan of Merger, dated July 28, 2016, by and among the Issuer, OC, Merger Subsidiary and Oracle (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Subsidiary merged with and into the Issuer (the “Merger”), with the Issuer surviving (the “Surviving Corporation”) the Merger as a subsidiary of Oracle.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 7, 2016, pursuant to the terms of the Merger Agreement, Merger Subsidiary merged with and into the Issuer, with the Issuer surviving the Merger as a subsidiary of Oracle.

At the Effective Time, each Share issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive the Offer Price, without interest and subject to any required tax withholding, other than (1) Shares held by NetSuite as treasury stock, owned by Oracle, OC, Merger Subsidiary or any subsidiary of NetSuite; and (2) Shares held by stockholders who properly exercised appraisal rights under the General Corporation Law of the State of Delaware.

At the Effective Time, the one hundred (100) shares of common stock of Merger Subsidiary that were outstanding immediately prior to the Effective Time were converted into and became one hundred (100) shares of common stock of the Surviving Corporation.

Upon the closing of the Merger, the Shares that previously traded under the ticker symbol “N”, ceased trading on, and are being delisted from, the New York Stock Exchange.

In connection with the merger, each member of the Board of Directors of the Issuer resigned from the Board of Directors of the Issuer, including any committee thereof. At the Effective Time, the size of the Board of Directors of the Issuer was reduced to one member, and Brian S. Higgins was appointed as the sole member of the Board of Directors of the Issuer.

At the Effective Time, the officers of Merger Subsidiary immediately prior to the Effective Time became the officers of the Issuer following the Effective Time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As a result of the Merger and pursuant to the Merger Agreement, (i) the Reporting Persons acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Shares and (ii) the Reporting Persons had sole power to vote and dispose of 100% of the Shares.

(c) Except for the Merger Agreement, the Tender Agreements and the transactions described in this Amendment, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As a result of the completion of the Merger, the Tender Agreements terminated in accordance with their terms on November 7, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2016	ORACLE CORPORATION

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

Date: November 15, 2016	OC ACQUISITION LLC

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Secretary

Date: November 15, 2016	NAPA ACQUISITION CORPORATION

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President